Filed by DG FastChannel, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company:  POINT.360

Commission File No.  0-21917

This filing relates to a proposed acquisition by DG FastChannel, Inc.(“DG FastChannel”) of the advertising distribution business of POINT.360 (“Point.360”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated April 16, 2007, by and among DG FastChannel, Point.360 and New 360, a newly-formed and wholly-owned subsidiary of Point.360 (“New 360”).

The following is a transcript of a conference call with analysts held on April 17, 2007 regarding the acquisition and related matters.

DG FASTCHANNEL INVESTOR CALL

Moderator: Scott Ginsburg

April 17, 2007

9:00 am CT

Operator:

And ladies and gentlemen, thank you for standing by and welcome to the DG FastChannel Point.360 Acquisition Conference Call. During the presentation all participants will be on a listen only mode. After it, we’ll conduct the question and answer session.

At that time if you have a question, simply press the “1” followed by the “4” in the telephone. As a reminder, this conference is being recorded, Tuesday, April 17th, 2007.

Your speakers for today’s call are Scott Ginsburg, President, Chairman and CEO and Mr. Omar Choucair, CFO. And now I’ll turn the conference over to Mr. Omar Choucair. Please go ahead, sir.

Scott Ginsburg:

Okay, well, it’s Scott Ginsburg and I appreciate the offer to give me an additional title but I’ll just be Chairman and CEO today. And I want to thank you for being here everyone. Welcome to the call. Before we proceed further, I would like to ask Omar to read the Safe Harbor Language.

Omar Choucair:

Statements made on today’s call may contain certain forward-looking statements relating to DG FastChannel and its expectations for the proposed acquisition of Point.360’s advertising distribution operations. All statements made today concerning activities, events or developments that DG FastChannel expects, believes or anticipates will or may occur in the future or forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statement.

Forward- looking statements are based on current expectations and projections about future events that involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by the forward-looking statements including the following: the risks that the offer and the merger will not close because of a failure to satisfy one or more of the closing conditions; the risk that DG FastChannel business has been adversely impacted during the pending – pendency of the offer and the merger; the risk that the operations will not be integrated successfully; and the risk that the expected cost savings and other synergies from the transactions may not fully be realized, realized at all or take longer to realize than anticipated.

Additional information on these and other risks, uncertainties and factors are included in DG FastChannel’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

Today’s call and Webcast includes references to EBITDA defined as earnings before interest taxes, depreciation, amortization and restructuring charges.

EBITDA is a non-GAAP financial measure within the meaning of SEC Reg G. And we calculate EBITDA by subtracting operating expenses excluding depreciation, amortization and restructuring charges from total revenue.

Scott.

Scott Ginsburg:	Thank you, Omar. And thank you everyone for participating in today’s call.

After the market closed yesterday, DG FastChannel announced its agreement to merge on a stock per stock accreted transactions with the advertising distribution operations of Point.360.

This transaction’s consistent with our overall approach to growth and further building our client orientation. The companies together maintain and service thousands of advertisers, agencies and broadcasters. The transaction again strengthens our core business as the leading provider of digital media distribution services. And we have been working on the Point.360 transaction for quite sometime now.

As everyone recalls, beginning in December, we picked up a stock interest and filed section 13 D, I believe Omar, the ownership interest in Point.360. After that, we spent a substantial amount time with Haig Bagerdjian, the Chairman and CEO and President of Point.360, Alan Steel their Chief Financial Officer, Omar and myself to rationalize the assets of the two companies.

And following prolonged discussions, we came - I think to a determination that the post production side of business of Point.360 was best left behind from our shareholder base and would be included in the Point.360 shareholder base in the new spun-off company. And that the Point.360 shareholders would receive two million shares of consideration from the DG FastChannel shares - shareholder base and they would be able to continue to participate in our platform.

This is an accretive acquisition and it would span DG FastChannel revenues, our EBITDA and our client base of leading national advertisers. We believe it will strengthen our position in the media and distribution market place as it will leverage Point.360’s client roster of well known advertising agencies and brands, the merger will add complimentary high quality assets in our core standard-definition and high-definition distribution business and is consistent with our focus on providing the industry standard in customer care and service.

Pro forma for the proposed transaction, as if we acquired the Point.360 ad distribution business as of the beginning of 2007, we expect we would generate between $95 million and $100 million pro forma of revenues and about $31 million and $34 million of EBITDA.

We estimate that like the DG FastChannel merger last year that there are significant savings and synergies. We have estimated them between $5 million and $7 million on an annual basis.

And our clientele, we think will realize the benefit of the additional seasoned customer service and sales personnel that will be coming with this acquisition from the Point.360 side.

Our financial results for the last several quarters have reflected our ability to invest in next generation technologies, deliver work load solutions and manage integrations for the benefit of our stockholders.

Our progress in building DG FastChannel is gaining momentum and we are extremely well-positioned for the growing level of HD business we are now seeing. We remain committed to growing this unique entity and our focus on technology and service as well, as we pursue additional business opportunities that can further leverage our existing core competencies.

I’d like to have Omar get to the specifics of the transaction and soon thereafter, we’re going to allocate the balance of the call to questions and answers. Omar.

Omar Choucair:	Thank you, Scott and thanks everyone for participating in this morning’s call.

I’m just going to cover a couple of the specifics of the transaction that we have previously reported in the press release.

DG FastChannel issued two million shares valued approximately at $34 million will be issued to the Point.360 shareholders other than DG FastChannel or shareholders controlling approximately 84.2% of Point.360’s shares outstanding.

DG FastChannel will issue approximately 0.2252 of the share of DG FastChannel for each Point.360 share. In total, DG FastChannel has 17.8 million shares outstanding pro forma for the transaction. Reflecting the share issuance, approximately 89% of DG FastChannel shares will be held by existing DG FastChannel shareholders. And the remaining 11% will be held by the new Point.360 shareholders.

Turning to the balance sheet, DG FastChannel will assume up to $7 million of Point.360 debt which we intend to refinance from cash on hand.

Scott will continue to serve as Chairman and CEO. I will remain as CFO of DG FastChannel and Neil Nguyen will remain as the Senior VP of Sales and Operations.

We estimate a range of $5 million to $7 million of our synergies that Scott mentioned will result from the elimination of duplicative and redundant service facilities, resources, contracts, et cetera.

The merger will require the approval of Point.360 shareholders. And DG intends on filing the tender offer and the Form S4 as soon as practical.

Scott.

Scott Ginsburg:	Good. Good Omar. Thank you.

Well, we’re making tangible progress in every area of our business. Our network, reach and capabilities, our HD readiness, our technology investments have equaled innovation and competitive differentiation. We take in the personnel area, we have the best and brightest. And we have an even better environment for our employee base to work in.

At this point in the integration, we’ve successfully integrated the FastChannel operations and extracted operating cost synergies beyond your original budget. And this alone would make 2007 a great year financially, though, we are also doing it through driving revenues and to improve our quarterly operating results and improving our margins. And all of this comes from the scale.

If you look at our balance sheet, you know, it’s the strongest it has been since I’ve been the CEO over the last three and a half years. And we are providing flexibility with this transaction to pursue additional accretive acquisitions and greater growth.

In terms of shareholders returns, our shares have almost tripled in value since completing the FastChannel merger less than a year ago. And so we’re committed to organic growth. We’re committed to growth through accretive transactions. And with that, let me just repeat some information for Quarter 1 of ‘07.

Our business model continues to deliver growing operator results. And as we’ve mentioned, this transaction provides even greater scale to DG FastChannel. We just had a great first quarter of ‘07 and we’re confident that we will be at the top and - or exceed the $5.8 million to the $6 million EBITDA guidance ranges which we’ve provided when we reported fourth quarter of last month.

So with that operator, at this time, I’d like to open the call for any questions or answers.

Operator:	Thank you.

Ladies and gentlemen, if you’d like to register a question, simply press the “1” followed by the “4” on your telephone. You’ll hear a three tone prompt to acknowledge your request.

If your question has been answered and you would like to withdraw your registration, simply press the “1” followed by the “3”.

If you are using a speaker phone, please lift your handset before entering your request. One moment please for the first question.

Our first question comes from the line of Chris Santoni from Robotti. Please proceed with your question.

Chris Santoni:	Hi, Scott! Good morning.

Scott Ginsburg:	Good morning.

Chris Santoni:	Could you talk about what you cited in Point.360, what they did in the ad delivery segment in terms of revenues in 2006? Then, you know, what the mix was electronic versus physical?

Scott Ginsburg:

I can give you some view into what we believe we’ve gotten in a – from them. I’m not sure I’m going to be able to break it down quite as well as you might want it. But maybe some follow up questions will help.

For 2006, they had about $20.6 million of ad distribution business revenue. That revenue included electronic as well as physical. It included some storage. It included some post production work. But the portion of business that we keep moving forward had a better than $20 million of revenue.

As you know, we have a platform which now delivers standard definition to the tune of 95% online. I think that when we look at the Point.360 revenue and we look at the amount online versus electronic versus dub-and-ship, they would try to be more like a 60-40 or 70-30.

Chris Santoni:	So 60-40, 70-30 - that’s physical versus electronic?

Scott Ginsburg:	It’s electronic versus physical.

Chris Santoni:	Oh okay.

Scott Ginsburg:	Electronic would be the preponderance.

Chris Santoni:	Okay. And, so how many spots was that in 2006?

Scott Ginsburg:	I am – I’m not sure of that I can give you an accurate number on that and I prefer not to put that on the table.

Chris Santoni:	Okay. And can you talk about what their EBITDA was as it existed in 2006?

Scott Ginsburg:	We’re – we believe that the EBITDA will be about $2.5 million...

Chris Santoni:	Okay.

Scott Ginsburg:	... for 2006.

Chris Santoni:	Okay. So you – I guess you’re anticipating, you know, similar to the FastChannel acquisition that there’s going to be, you know, significant incremental

EBITDA generated from the revenue because your infrastructure remains, you know, relatively unchanged?

Scott Ginsburg:	You’re right.

Well, you know, we – this was a company that operated a national footprint of offices in New York, Chicago, Los Angeles, San Francisco and Dallas. It had customer service where it has customer service representatives and sales personnel throughout the country and it has a national clientele list.

So as we put the two entities together, we think there’ll be significant synergies – operational synergies to realize and be able to it fairly quickly.

Chris Santoni:	Last question from me. Your EBITDA projection of $31 million to $34 million, does that include the $5 million to $7 million in synergies that you speak of?

Scott Ginsburg:	Yes.

Chris Santoni:	Okay. Great! Thanks.

Operator:	And our next question comes from the line of Flores Feldrey from Delvin Investments. Please proceed.

Flores Feldrey:	Good morning. Just to get a clarification on what you just said, the portion of Point.360 that you bought that had revenues of about $20 million and EBITDA of $2.5 million? Is that correct?

Scott Ginsburg:	Yes.

Flores Feldrey:	Okay.

The next question is about your EBITDA projection for 2007. After going through your Q1, it looks like DGIT, as a stand alone business in 2006, has done about $19 million of EBITDA. So if we look at the lower limit of your EBITDA projection which is $31 million, it’s about $12 million extra and about $6 million, you were saying, will be cost saving - $2.5 million in EBITDA, so it’s about $8.5 million, so $8.5 million plus $19 million that’s about $27.5 million.

Does that mean DGIT’s organic growth is only about $3.5 million to $4 million in terms of EBITDA in ‘07?

Omar Choucair:

I think – this is Omar. I think the reconciliation that you’re attempting to do is mixing apples and oranges. Because the information that we reported in our 10-K is on a reported basis. It only includes the operations of FastChannel from June 1 of 2006 forward. So it does not include a full year’s operations of FastChannel. So you just have to take that into account in your reconciliation.

Flores Feldrey:	Okay.

But if I do that then EBITDA could even be higher than $34 million. That’s what I’m getting.

Omar Choucair:	Okay.

Well, I think what the company is, you know, today is day one and we’re in the process of moving the company forward, and based on the information that we have available today, the range that we’ve provided is 31 to 35, and I think, we’re a week or so, or a couple of weeks away from issuing our Q1 numbers, which Scott has given everybody a highlight, and I think at that time we’ll be able to talk in more detail about the EBITDA projections for 2007. But as of what we are today, that’s the range that the company has provided.

Flores Feldrey:	All right.

Could you talk about your, you know, expected number of, you know, high definition deliveries and the pricing? As we go into 2008, we are expecting that, you know, the pricing will soften somewhat. And – but you know, the penetration would be a lot higher, can you comment on your current, you know, number of high definition deliveries in 2000 – in the first quarter? And how much – how do you expect it to ramp up in ‘07 and ‘08?

Scott Ginsburg:

Well, we’re very pleased to – with what we’re seeing in the high-definition area. As you know, we have been pricing against standard-definition dub-and-ships for most of these company’s history. So our legacy is to price that get a standard definition dub-and-ships. And so we think that we’re pricing against the $25 to $30 pricing for the standard definition. And we come in somewhat lower than that with electronic distribution.

In the high definition, we’re pricing against anywhere between $150 and $300 sense. And we feel very comfortable that that price range will continue to be the normal – normalized rate throughout 2007.

So we can basically take our infrastructure and the cost - and with that infrastructure, send out high definition tapes without improving our cost structure a whole lot but in fact improving our revenues substantially.

For the first quarter of 2006, we probably had under $50,000 of HD revenue. For the first quarter of 2007, we’ll catalog and record close to a million dollars of HD revenue. So the ramp-up’s begun. And we feel very comfortable it will continue to ramp up throughout the next 3 quarters.

Flores Feldrey:	Okay.

And about pricing softness of, you know, pricing corrections, at what point do you think that would begin? Would it be sometime late 2008 or before that?

Scott Ginsburg:	Well, you know, I asked that question of Omar and I asked him to run that on his XLS program. And he told me that he couldn’t get his XLS program to work in a negative way.

Flores Feldrey:	Okay. Okay. Thank you very much. Thanks.

Operator:	And ladies and gentlemen, press, as a reminder, to register your questions to simply push the “1” followed by the “4” in your telephone.

Our next question comes from the line of Alan Webber from JB Capital. Please proceed.

Alan Webber:

Good morning. A few things I’m not clear on. In the business that you’re buying from Point.360, what are the actual physical assets? Because you talk about the offices they have in L.A. And Chicago and I’m assuming they’re actually going to keep that in the spun-off company. So can you just explain actually kind of what assets you’re buying and also the amount of employees that are actually coming over?

Omar Choucair:	Sure I’ll be glad to.

We are- we’re assuming approximately 95 to 100 employees. And as Scott mentioned, these are seasoned professional employees that have been in the business for a long, long time. And so those 97 - 95 to 100 employees are spread among many offices and as Scott mentioned, San Francisco, Dallas, New York, L.A., Chicago.

So what we’re buying in terms of physical assets are all the physical assets located in each one of those leased properties. So, there’s a full service operation of customer service folks, some production equipment, et cetera, et cetera, ingest equipment. So it’s a fully operating office in each one of those locations.

So we’re assuming the employees - we are acquiring the assets at these locations. And we’re acquiring a customer list. I think that’s what Scott alluded to earlier in the call, that this is a very, very nice customer list that has a lot of Blue Chip clientele customers that we’re very excited to be a part of. So that’s what we’re getting.

Alan Webber:	Okay. And is there any- going to be any overlap? Or what’s going to be the relationship between FastChannel and kind of the spun-off Point.360?

Scott Ginsburg:

I’m – the relationship between DG FastChannel and Point.360 will be a - I think a very positive one. When - we’re entering into two agreements with the new Point 360 post production business, one for (hosting) service and the other for post production services that we outsource. So in effect, they’ll be a vendor of ours and preferred vendor in some cases depending on location and services.

Alan Webber:

Okay. And then regarding the high definition commercials today, can you talk about — I know it’s not really related to this —but can you talk about the percent of the high definition commercials today that are spot versus syndicated?

Scott Ginsburg:	Spot versus syndicated. In other words, those that are going to TV stations for local buys versus those that are being inserted at the network level?

Alan Webber:	Right.

Scott Ginsburg:

Right. I’d say the preponderance of commercials in today’s environment are going to networks and not to local stations. But that is rapidly changing. Omar and I are at the National Association of Broadcasters meeting here in Las Vegas. And last night we met with 40 broadcast engineers from local TV stations as well as networks. Today we have an HD luncheon with about 115 people from advertising agencies and from all across the broadcasting industry as well.

And what we’re finding through our own surveys and through information that we’re developing because of our interest and focus on HD is that more and more stations are turning on local news.

In HD, more and more of them are willing to receive electronic send of HD commercials and that those that are opening their shops, their broadcast stations, to receiving HD commercials are getting bought in extraordinary numbers by those brands that have HD content available.

So I think, we’re on a march now between now and February of 2009. And it seems like it was 5 years, 4 years, 3 years, now it’s under 2 years. And that conversion will take place slowly but surely over the next 2 years where you’ve seen – and we’ve seen this with – you just look at the revenue that we suggested would happen. First quarter 2007 versus 2006. When we get to 2008, it’ll even be more. When we get to 2009, it will be very robust.

Alan Webber:

My other question is — that as I called spot versus syndicated, do you think that not just on high-definition just for commercials in general, do you think that relationship will change and more commercials as a percent of the total commercial will be spot which would be very favorable to you in addition to high-definition?

Scott Ginsburg:	You know, you’re asking us about the traditional media platform and whether or not more commercials will be allocated to local versus national, I’d have a hard time suggesting that that’s case.

I think that what we’ve really seen that has changed the business model substantially is the number of – is watching cable. The cable exceeds local in terms of overall media spend.

And every time you want to send a commercial to a local cable MSO, DG FastChannel is literally hooked up to every single outlet in the US. And that’s been a very, very positive impact in our business model.

Alan Webber:

Okay. And I guess my final question is, in the business that you’re buying, I think a little bit you talked about 60% or so of Point.360’s business is electronic, is that - I mean is that going to be your decision now? To get that up to be 90% or 95% like the rest of FastChannels? Or whose decision is that really going to be?

Scott Ginsburg:

Well, remember the decision is always in the hands of our customer. We have to present them with work flow solutions, electronic distribution, media asset management program, and then they get a wide range of capabilities to decide how they want to have them applied to their business.

There are some advertisers that swear by dub-and ship, there are some that swear by electronic, as you know, most the business now is electronic. But we’re a service organization and we’re willing to accommodate the customer as they see fit.

Alan Webber:	Okay great thank you.

Scott Ginsburg:	Thank you very much.

Operator:	And our next question comes from the line of Darren Asahi: from Sync Equities. Please proceed.

Darren Asahi:

Hi Omar. Just a couple of questions. Can you talk about the percentage of Point.360’s advertising clients that actually have adopted HD, if any. My second question is, can we get some more granularity on the $5 million to $7 million synergies in terms of whether that’s cost service or just head count reduction? And third, I think I caught you say that first quarter EBITDA is going to either be at the high end or exceed the $5.8 to $6 million range. Is that correct when you talk about revenues at all?

Scott Ginsburg:	Darren, you’ll have to excuse us because as you were asking your question the telephone began ringing on the other line and we weren’t able to hear your question. Would you please repeat it?

Darren Asahi:

Oh sure. So three questions. The first one, can you talk about the percentage of Point.360’s clients that have adopted HD? The second portion was, if we get more granularity on the break down in synergies - the $5 million to $7 million, whether that’s cost service, head count reduction. And then the third, I think I heard you say that Q1 you’re expecting EBITDA to be at the high end or exceed the $5.8 million to $6 million guidance range you gave, could you talk about revenues at all – as well?

Scott Ginsburg:	Okay let’s take one of those at a time.

With respect to your third question, I did say that the EBITDA number would exceed the - would meet or exceed the $5.8 million to $6 million range. So you got that correct.

With respect to revenue, we originally thought revenue would be somewhere between a low single digit. I think we’re pretty comfortable now with at least a 5% increase on a pro forma basis year over a year.

And let me just say the significance of that is that this would be the very first time in a non-political year in first quarter, when you compare them, a non-political year would be a higher number than a political year. And that’s a very significant growth story for DG FastChannel.

Number two, you asked about can you get some more granularity into the $5 million to $7 million number.

Ah Omar, you want to take that for a moment?

Omar Choucair:

Yeah think just to categorize the synergies in different buckets, I would say that majority of the costs are going to be in cost for sales. And that’s going to be the ability for the combined company to leverage the existing digital network.

And then there will be savings related to contracts, related to office leases. I think there’s a significant amount related to office leases. And then there’s other corporate overhead type things that we’ll take care of.

So that’s kind of a break down and we can provide some more detail on that probably in a couple of weeks when we do our Q1.

I think the last question was the HD adoption on behalf of Point.360.

Scott Ginsburg:	And I’m not sure I understand that question. So can we – well Darren can you break that down for me a little bit?

Darren Asahi:	I’m just saying – really what I’m asking is, has there been any migration in Point.360s’ client base to HD yet, if any. Or is it all standard?

Scott Ginsburg:

You know what I would – I know that - I can give you a generic answer. I can’t give you any specifics. The answer is yes. They have some amazing national clients including Nissan, Burger King, fast food companies including Pizza Hut and others.

And to the extent that they are running HD, I can’t give you a percentage, but I can tell you that they are they are in fact have – some of them have adopted HD standard for distribution.

Darren Asahi:	Okay. Great. Thank you.

Scott Ginsburg:	Hey thanks a lot Darren.

Operator:	And gentlemen there appear to be no further questions at this time.

Scott Ginsburg:	Well good. Well operator, thank you very much for your emceeing the conference call. It was well done. And we appreciate all our investors and interested parties being on the phone with us.

And we look forward to reporting back to you in a couple of weeks, first week of May on our first quarter results and further information about the company.

So thank you and have a good day.

Operator:	And ladies and gentlemen, that concludes the conference call for today. We thank you for your participation, ask that you please disconnect your lines

Additional Information

This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by DG FastChannel.  DG FastChannel will also file with the SEC a Schedule TO, and Point.360 will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the exchange offer.  DG FastChannel and Point.360 expect to mail a prospectus of DG FastChannel and related exchange offer materials, as well as the Schedule 14D-9, to Point.360 shareholders.  In addition, in connection with the Spin-Off, New 360 expects to file a registration statement on Form 10 with the SEC and mail a prospectus of New 360 to Point.360 shareholders.  Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the Merger Agreement when they become available because these documents will contain important information relating to such transactions.  Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by DG FastChannel or Point.360, at the SEC’s website at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this transcript may contain certain forward-looking statements relating to DG FastChannel and its expectations for the proposed acquisition of Point.360’s advertising distribution business.  All statements included in this transcript concerning activities, events or developments that DG FastChannel expects, believes or anticipates will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: the risk that the exchange offer and the merger will not close because of a failure to satisfy one or more of the closing conditions; the risk that DG FastChannel’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations will not be integrated successfully; and the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated.  Additional information on these and other risks, uncertainties and factors is included in DG FastChannel’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.